SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2003

Commission File Number 1-15032

Enodis plc

Washington House, 40-41 Conduit Street

London, W1S 2YQ, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:  ☒  Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:  ☐  No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:  ☐  No:  ☒

Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes:  ☐  No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

Explanatory Note:

On April 8, 2003, Enodis plc released the following announcement, including the Company’s “safe harbor” legend regarding forward-looking statements, which applies to all forward-looking statements included in this report.

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8 April 2003

CEO TO BE US-BASED

DAVE McCULLOCH TO SUCCEED ANDREW ALLNER

TRADING UPDATE

Enodis plc, the global food service and food retail equipment company, announces that the office of Chief Executive Officer (“CEO”) will relocate to the US in June 2003, at which time Dave McCulloch, currently COO, will assume the position of CEO. The Group also provides an update on trading.

Office of CEO to transfer to Florida

The Board of Enodis has concluded there are significant benefits to be gained from the consolidation of its executive team at its Global Operations Center in New Port Richey (Tampa) Florida. This facility already houses the heads of finance, human resources, marketing, purchasing, US sales, operations, legal, information technology, as well as the Enodis Technology Center, which is used extensively for innovative equipment solutions as well as customer and industry events. Relocating the office of the CEO to this facility will result in significantly improved accessibility to the operations and customers in North America, where 75% of the Group’s sales are generated.

It is the Group’s intention to maintain its primary listing on the London Stock Exchange and retain the office of the Chairman and its head office functions in London.

Andrew Allner, currently CEO and based in London, has decided not to relocate to Florida for family reasons, but will stay with the Group until June to assist an orderly transition. Andrew Allner will be succeeded by Dave McCulloch, 56, who joined the Board of Enodis in November 2001 and was appointed Chief Operating Officer in May 2002. Prior to joining the Board of Enodis he held a number of senior Enodis positions in North America. Previously, he spent 17 years in the residential appliance business of Camco, Inc., a subsidiary of General Electric.

Commenting, Peter Brooks, Chairman, Enodis plc, said:

“Moving the office of CEO to Florida is the next logical step in the evolution of Enodis and will deliver substantial operational benefits. For personal reasons, Andrew Allner has decided not to relocate to the US. On behalf of the Board I would like to thank him for his strong leadership through a period of significant change. Enodis has been refinanced, net debt has been substantially reduced and the non-core disposal programme has been completed. Andrew leaves Enodis repositioned and with a clear strategy for growth when market conditions improve. Dave McCulloch has done an outstanding job as COO and both Andrew and I are confident he will be an excellent successor as CEO.”

Trading Update

Operating profits for the 26 week period ended 29 March 2003 are expected to be as the Board anticipated at the announcement of the preliminary results on 20 November 2002. Q2 03 operating profits are expected to be below those of Q2 02, due to adverse foreign exchange movements and the effects of disposals.

On a like-for-like basis Q2 03 operating profits will be in line with Q2 02. We expect weaker profits at Food Service Equipment –North America, due to lower sales to certain Quick Serve Restaurants and continued pricing and margin pressures at our North American refrigeration business. However, we expect this to be offset by an improved Q2 03 performance from our Food Service Equipment – Europe/Asia businesses and also from Food Retail Equipment, where we expect a small profit this quarter, compared to like-for-like losses of £0.9m in Q2 02 last year, as Kysor Warren’s performance continues to improve.

New cost reduction and restructuring measures are being implemented, including salaried headcount reductions, purchasing and material efficiency initiatives and reductions in discretionary spending. These actions are being taken to mitigate the likely impact of slower markets in the second half. These measures are anticipated to save up to £9m of costs planned for the second half of the current year, resulting in a full year saving of £13m. The Group is taking an exceptional charge for the cost of these programmes, together with the costs of relocating the office of the CEO, expected to be approximately £4.5m in total, with approximately £1.7m recognised in the first half. In addition, as a result of the slowdown in the property market, approximately £2.5m of exceptional provisions will be recorded for liabilities for vacant leasehold properties.

In line with the Board’s expectations net debt at the end of Q2 03 is expected to be broadly the same as at the end of Q1 03. It is anticipated debt will reduce in the second half.

Enodis will announce its interim results on Thursday 8 May 2003.

For further information, please contact:

Peter Brooks, Chairman, Enodis plc	On 8 April 2003: 020 7269 7291
Thereafter: 020 7304 6000
Andrew Allner, CEO, Enodis plc
Dave McCulloch, COO, Enodis plc

Richard Mountain, Financial Dynamics	020 7269 7291

This press release contains “forward-looking statements,” within the meaning of the U.S. federal securities laws, that represent the Company’s expectations or beliefs regarding future events, based on currently available information, including statements concerning its anticipated performance. These statements by their nature involve substantial risks and uncertainties, many of which are beyond the Company’s control. The Company’s actual results could differ materially from those expressed in the forward-looking statements due to a variety of important factors, including the Company’s substantial debt obligations and restrictive covenants; susceptibility to regional economic downturns; the effects of fluctuations in foreign currencies; and other risk factors. A more complete description of these factors, as well as other significant risks, can be found under “Item 3. Key Information—Risk Factors” in the Company’s Annual Report on Form 20-F, filed with the SEC on December 13, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENODIS PLC

April 8, 2003	By:	/s/ ANDREW J. ALLNER
		Name:	Andrew J. Allner
		Title:	Chief Executive Officer